For immediate release	Exhibit No. 99.1

FAIRMONT ANNOUNCES SPECIAL MEETING OF SHAREHOLDERS

TORONTO, March 3, 2006 - Fairmont Hotels & Resorts Inc. (“FHR”) (TSX/NYSE: FHR) announced that its Board of Directors has fixed April 18, 2006 as the date for a Special Meeting of Shareholders to be held at The Fairmont Royal York in Toronto, Ontario at 10:00 a.m. (Toronto time). At the Special Meeting, Shareholders will be asked to approve, amongst other things, a statutory arrangement pursuant to Section 192 of the Canada Business Corporations Act involving the acquisition of all of the outstanding common shares of FHR for US$45.00 per share by a corporation owned by affiliates of Kingdom Hotels International and Colony Capital, LLC. The record date for the determination of Shareholders entitled to receive notice of and vote at the Special Meeting is March 13, 2006. The Board of Directors has cancelled the previously announced Annual and Special Meeting of Shareholders scheduled for May 2, 2006.

About Fairmont Hotels & Resorts Inc.
FHR is a leading owner/operator of luxury hotels and resorts. FHR's managed portfolio consists of 87 luxury and first-class properties with approximately 33,500 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 49 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 21 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

Contact:

Emma Thompson
Executive Director Investor Relations
Tel: 1-866-627-0642
Email: investor@fairmont.com
Website: www.fairmontinvestor.com